November 20, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attention:      David Lin

Re:         First Business Financial Services, Inc.

Request for Acceleration of Effectiveness of Form S-3

SEC File No. 333-221387 (“Registration Statement”)

Dear Mr. Lin:

On behalf of First Business Financial Services, Inc., as registrant, the undersigned officer hereby requests that the effective date for the Registration Statement, as amended, be accelerated so that it will be declared effective at 3:00 p.m. (Washington, D.C. time) on Wednesday, November 22, 2017.

The staff should feel free to contact Robert M. Fleetwood of Barack Ferrazzano Kirschbaum & Nagelberg LLP, the registrant’s legal counsel, at (312) 629-7329 with any questions or comments.

Very truly yours,

First Business Financial Services, Inc.

/s/ Edward G. Sloan Jr.
Edward G. Sloane, Jr
Chief Financial Officer